LEEWARD CAPITAL CORP.

4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2

Tel. (403) 265-4077
Fax (403) 265-6410

RECEIVED

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

2005 OCT 20 A 11:20

PRESS RELEASE

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: October 11, 2005

Private Placement Closed

SUPPL

James W. Davis, President, is pleased to announce the closing of a non-brokered private placement to 28 individuals for aggregate proceeds of $414,400 from the sale of 2,590,00 units at $0.16 per unit. Each unit consists of one common share and one warrant exercisable at $0.175 per share until September 29, 2006. These shares and warrants were sold on a flow-through basis. A finder's fee of 5% on a portion of the funds raised will be paid by way of a warrant certificate exercisable for 98,716 shares at $0.16 per share on a non-flow through basis.

The proceeds will be utilized to complete the next series of drillholes on the Nithi Mountain Moly project south of the Town of Fraser Lake in central British Columbia. The previous series of 17 diamond drillholes was completed in June with the results announced in July of this year.

Exploration on the Nithi Mountain property to date has revealed the presence of a large molybdenite porphyry system similar to that at the Endako Mine, 18 km to the west-northwest. While there is not enough drill information at present to calculate an Indicated Resource under 43-101, the results to date do indicate that the target is of sufficient merit to justify considerable future drilling.

For further information, contact James W. Davis, M.Sc., P.Geol., F.GAC at (403) 265-4077, ext.1

05011907

PROCESSED
OCT 2 1 2005
THOMSON
FINANCIAL

BEST AVAILABLE COPY

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